SUNWIN INTERNATIONAL NEUTRACEUTICALS, INC.

6 Shengwang Avenue
Qufu, Shandong, China

February 24, 2012

'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Gus Rodriguez, Accounting Branch Chief
Kei Nakada, Staff Accountant Mike Rosenthall, Staff Attorney Jennifer Riegel, Special Counsel

Re:	Sunwin International Neutraceuticals, Inc. (the "Company")
Form 10-K for Fiscal Year Ended April 30, 2011
Filed July 29, 2011
Commission File No. 000-53595

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated February 14, 2012.  Following are the Company’s responses to the staff’s comments:

1.
You disclose that in May 2011, you and WILD Flavors agreed with Domino Foods, Inc. to collaborate to offer all natural sweeteners made from all natural products such as cane sugar, rice, malt and stevia to the food and beverage industry.  In a press release on May 17, 2011, you state that you entered into a collaboration agreement with Domino and WILD Flavors.  You also disclose in your Form 10-Q filed on December 15, 2011 that you entered into a supply agreement with Domino Sugar on December 2, 2012. It appears that each agreement with Domino Foods is a material agreement under Item 601(b)(10) of Regulation S-K.  We also note that in fiscal 2011 and your current fiscal year, other than one Form 8-K filed on July 6, 2010 and three Item 7.01 and 9.01 Form 8-Ks, you have not filed any Form 8-Ks to disclose events.  For each agreement, please

•	promptly file an Item 1.01 Form 8-K for your entry into the agreement and describe the material terms and conditions of the agreement;
•	confirm that you will disclose all of the material terms of each agreement in your next Form 10-K; and
•	promptly file a copy of your May 2011 collaboration agreement with your Form 8-K and your December 2011 supply agreement with either your Form 8-K or with your next Form 10-Q.

Alternatively, please provide us a detailed analysis illustrating why you do not believe each agreement with Domino is material to your company, such that a Form 8-K and a copy of the agreements are not required to be filed.

RESPONSE:  By way of background, the Company and Domino Foods, Inc. entered into a memorandum of understanding in May 2011. The MOU was not a material agreement as it was non-binding, and its scope was to generally outline the expected collaboration between the parties.  Thereafter, the parties negotiated the terms of the Supplier Agreement which was entered into in December 2011; the Supplier Agreement superseded in its entirety the earlier non-binding MOU.  The Company will file the Supplier Agreement as an exhibit in its forthcoming Form 10-Q Quarterly Report for the period ended January 31, 2012 and will include a description of all material terms of the agreement in Part II of the Form 10-Q. The Company will also include a description of all material terms of the Supplier Agreement in its next Form 10-K. The Company, however, does not view the Supplier Agreement as a material contract at this time. Under the terms of the Supplier Agreement, there are no minimum purchase quantities, the prices for each purchase order are to be negotiated at the time of the order, and it is a non-exclusive arrangement. While the Company is optimistic that the relationship with Domino Foods, Inc. will materialize potentially and profitably commencing in the 2012 fiscal year, there have been no purchase orders to date nor incurrence of material expenditures in implementing the relationship. The Company’s prior Form 10-Q for its second quarter discusses in the “Our Outlook” subsection of Management’s Discussion and Analysis on page 19 that the relationship is expected to further develop the Company’s market share and increase sales volumes in the stevia segment over the next year.

Item 9.A.  Controls and Procedures
Management’s Report on Internal Control over Financial Reporting, page 29

2.
We note that you conduct substantially all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

Please describe the process you used to determine whether internal control over financial reporting effectively considered controls to address financial reporting risks that are relevant to all locations where you have operations.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

RESPONSE: The Company’s internal audit function and its assessment of financial reporting risk is based on the internal audit plan developed by Accretive Solutions, a full service U.S.-based consulting firm with expertise in accounting and regulatory compliance. Accretive Solutions was engaged by the Company to evaluate its internal control environment and to develop an internal audit plan that was intended to meet the requirements of Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934.  The scope of the engagement included a risk assessment, documentation of process-level and entity-level controls, internal control testing and evaluation of deficiencies.

The Company has an Internal Audit Department with two full time internal audit professionals, who are responsible for implementation of the internal control plan developed by Accretive Solutions.  The Internal Audit Department generates its annual audit plans that cover all functional departments and subsidiaries, with the focus on both reasonableness of the design of the internal control system and effectiveness of the implementation of the system.  The Internal Control Department reports to the Board of Directors of the Company and has direct and regular communications with the Board of Directors.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with US GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with US GAAP.

If you do not maintain your books and records in accordance with US GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to US GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

RESPONSE: The Company’s China operations maintain their books and records in accordance with the accounting principles and the relevant financial regulations applicable to enterprises established in the People’s Republic of China . For each reporting period, the Company’s China-based accounting staff, with the assistance of the accounting staff of China Direct Investments, Inc., makes the necessary adjustments in order to convert its books and records to US GAAP for SEC reporting purposes.  These adjustments, consisting primarily of converting the financial records from what is effectively a tax or cash basis to an accrual basis, are reviewed by China Direct Investments, Inc. and the Company’s independent registered public accounting firm, Sherb & Co, LLP.  A further description of the Company’s engagement with China Direct Investments, Inc. is described below.

Who is involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of US GAAP and SEC rules and regulations.  Without identifying people by name, for each person, please tell us:

•	what role he or she takes in preparing your financial statements;
•	what relevant education and ongoing training he or she has had relating to US GAAP;
•	the nature of his or her contractual or other relationship to you;
•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant; and
•	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with US GAAP.

RESPONSE:  The Company’s Chief Financial Officer, who has served in this role since 2004 as a full time employee, is responsible for overseeing all the Company’s accounting, financial reporting and internal control functions. From 1997 through 2004, she served as the accounting manager of the Company’s Chinese Medicine subsidiary. The Company’s CFO graduated from the Economics College of Shandong Province, China, with a major in accounting.

The accounting manager of Qufu Natural Green, who has served in this role since 2004 as a full time employee, is responsible for the accounting and internal control functions for the Company’s Qufu Natural Green subsidiary. This individual graduated from Qufu Normal University in 1998 with a bachelor’s degree in accounting.

The accounting manager of Chinese medicine subsidiary, who has served in this role since 1999 as a full time employee, is responsible for accounting and internal control functions for the Company’s Chinese medicine subsidiary. This individual graduated from Jining Finance College with a major of finance management.

The accounting manager of Qufu Shengwang Stevia Biology and Science Co. Ltd. and Qufu Shengren Pharmaceutical Co., Ltd, who has served in this role since 2005 as a full time employee, is responsible for accounting and internal control functions for the Company’s stevioside subsidiaries. This individual graduated from Shandong Vocational Technology College with a major in accounting.

While all of the foregoing individuals have significant experience with the application of accounting principles and the relevant financial regulations applicable to enterprises established in the PRC, as described elsewhere herein since 2005, the Company has engaged China Direct Investments, Inc. to assist its accounting staff to ensure that the Company’s financial statements are properly prepared in accordance with US GAAP.

If you retain an accounting firm or an organization to prepare your financial statements, please tell us:

•	the name and address of the accounting firm or organization;
•	the qualifications of their employees who perform the services for your company;
•	how and why they are qualified to prepare your financial statements;
•	how many hours they spent last year performing these services for you; and
•	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

RESPONSE:  The Company has engaged China Direct Investments, Inc. to perform various accounting and other corporate management services since 2005. China Direct Investments, Inc., a subsidiary of China Direct Industries, Inc. (NasdaqGM: CDII), is a consulting company which provides a suite of consulting services to U.S. public companies that operate primarily in China, is not an accounting firm.  China Direct Investment, Inc.’s address is 431 Fairway Drive, Suite 200, Deerfield Beach, FL 33441. China Direct Investments, Inc. employs a staff of accountants, most of whom are bilingual and capable of translating financial statements and schedules from Chinese to English, as well as reviewing detailed trial balances and other financial information to ensure that the Company’s financial statements are prepared in compliance with US GAAP.  In addition, at least two of the accountants employed by China Direct Investments, Inc. during fiscal 2011 were U.S. certified public accountants.

For fiscal 2011, China Direct Investments, Inc. has estimated that it spent approximately 800 hours performing accounting and internal control evaluation services for the Company. Historically, under the terms of the Company’s engagement with China Direct Investments, Inc., the scope of which includes other services in addition to the accounting and internal control evaluation services, the Company does not specify a specific amount of the fee to be allocated to the accounting and internal control evaluation services provided to it. The aggregate compensation paid to China Direct Investments, Inc. for fiscal 2010 and 2011, which were covered under one engagement, was $490,000.

If you retain individuals who are not your employees to prepare your financial statements, without providing us with their names, please tell us:

•	why you believe they are qualified to prepare your financial statements;
•	how many hours they spent last year performing these services for you; and
•	the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

RESPONSE: Other than the engagement of China Direct Investments, Inc. described in response to the earlier comment, the Company has not retained any individuals who are not employees to prepare its financial statements.

Do you have an audit committee financial expert?

If you identify an audit committee financial expert in your filing, please describe his or her qualifications, including the extent of his or her knowledge of US GAAP.

If you do not identify an audit committee financial expert in your filing, please describe the extent of the audit committee’s US GAAP knowledge.  If you do not have a separately created audit committee, please describe the extent of the Board of Directors’ knowledge of US GAAP.

RESPONSE: The Company does not have an audit committee financial expert. Members of the Company’s board of directors have a limited knowledge of US GAAP. The Company’s board of directors relies on its outside consultant, China Direct Investments, Inc. to provide assistance in the preparation of its financial statements in conformity to US GAAP , as well as to provide consulting services and training related to US GAAP compliance.

In furtherance of the Company’s response to the staff’s February 14, 2012 comment letter on the above-referenced filing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dongdong Lin
Dongdong Lin Chief Executive Officer

cc:	James M. Schneider, Esq.
Sherb & Co., LLP